EXHIBIT 99.1

Sangoma Announces Several Executive Appointments Including Chief Financial Officer Transition

MARKHAM, Ontario, Oct. 03, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced several executive appointments to help position the company for ongoing growth.

Mr. Larry Stock, the Company’s former Chief Corporate Officer, has been appointed Chief Financial Officer effective October 3, 2022. He succeeds Mr. David Moore, who is transitioning into the role of EVP, Corporate Development, to lead Sangoma’s merger and acquisition efforts. And Mr. Jamie Minner has been named Sangoma’s new Chief Revenue Officer.

“I would like to congratulate Larry, David and Jamie on their new executive appointments,” said Bill Wignall, Sangoma’s President and Chief Executive Officer. “With David’s contributions to our growth over several years, his deep knowledge of Sangoma, and his M&A experience, we are counting on him to lead our acquisition efforts. Larry’s appointment as CFO is one of the many steps we are taking to deepen our executive team, in order to prepare for our continued growth as a dual-listed public company. And I am very confident that Jamie will really drive that growth, in his new role as Sangoma’s CRO.”

Larry Stock was the CFO of Star2Star when it was acquired by Sangoma in March 2021 and prior to that, had a 22-year career at Jabil (NYSE: JBL), a company with over $20 billion in revenue, where he held a number of executive finance and leadership roles including Chief Audit Executive, Divisional Chief Financial Officer, VP of Risk & Assurance, and Chief Risk Officer. David Moore has been with Sangoma for over a decade in his capacity as Sangoma’s CFO, contributing to the company’s exceptional progress. And Jamie Minner joined the Sangoma family through the NetFortris acquisition, prior to which he held executive sales and leadership roles in the cloud communications industry for over 20 years with such companies as TPx Communications, Momentum Telecom, Comcast, and Cbeyond.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Sangoma Technologies Corporation
Samantha Reburn
General Counsel
(905) 474-1990 ext. 4134
sreburn@sangoma.com